SEASTAR MEDICAL HOLDING CORPORATION

May 8, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Augustin

Re: SeaStar Medical Holding Corporation—Registration Statement on Form S-1 (File No. 333-295384)

Ladies and Gentlemen:

In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-295384) (the “Registration Statement”) of SeaStar Medical Holding Corporation. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 4:30 p.m., Eastern Time, on May 11, 2026, or as soon as practicable thereafter.

The Registrant hereby authorizes Josh Erekson of Dorsey & Whitney LLP, counsel for the Registrant, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event by calling Josh Erekson at (801) 933-4083.

Very truly yours,

SEASTAR MEDICAL HOLDING CORPORATION

/s/ Michael Messinger
Michael Messinger
Chief Financial Officer